Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: November 10, 2014

The following is an excerpt from the third quarter earnings release published by GTECH S.p.A. on November 10, 2014.  The excerpt contains only those portions of the earnings release relating to the proposed acquisition of International Game Technology (IGT).

“In a solid quarter, we were able to make up for the significant product sales of 2013 and for lower jackpot activity this year, and deliver stable revenues and higher profitability, thanks to the diversity of our revenue base,” said Marco Sala, CEO of GTECH S.p.A. “Our planned acquisition of IGT is progressing on schedule.”

“We are well on track to deliver our 2014 synergy target of €40 million,” said Alberto Fornaro, CFO of GTECH S.p.A.  “With continued significant generation of operating cash flow, we anticipate that, excluding costs related to the IGT acquisition, we should comfortably meet our year-end Net Financial Position guidance of €2.47 to €2.53 billion.”

Operating Income was €133 million compared to €102 million. Transaction costs of €10 million associated with the pending IGT acquisition, which were incurred in the quarter, were more than offset by the gain from the sale of the Company’s sports and events ticketing business in Italy.

Interest Expense was in line with the same period last year at €41 million, when excluding the €17 million incurred in the quarter on the Bridge Facility which was entered into in anticipation of the IGT acquisition.

At September 30, 2014, Consolidated Shareholders’ Equity totaled €2.76 billion. GTECH had a Net Financial Position (NFP) of €2.58 billion, compared to €2.51 billion as of December 31, 2013. After adjusting for certain IGT acquisition related items, NFP totaled €2.49 billion.

The increase in the effective income tax rate to 41% compared to 39.8% in the prior year reflects non-deductible acquisition costs on the pending acquisition of IGT.

The following is an excerpt from the third quarter earnings presentation released by GTECH S.p.A. on November 10, 2014. The excerpt contains only those portions of the presentation relating to the proposed acquisition of International Game Technology (IGT).

Solid quarter benefiting from diversity of revenue sources Positive results in Italy offset low product sales and jackpot activity Continued business development gains Lottery contract wins in Missouri, Washington state, Mexico and South Africa Selected to provide VLTs to OPAP Indiana and New Jersey LMAs performing to expectations Lotto game innovations in Italy continue to drive growth IGT transaction on track: integration planning activities underway Reaffirming commitment to achieving year end guidance 1 Strategic Update

The following is an excerpt from the third quarter earnings presentation released by GTECH S.p.A. on November 10, 2014. The excerpt contains only those portions of the presentation relating to the proposed acquisition of International Game Technology (IGT).

Q3 Impact of One-off Items 2 € M NFP Q3'14 Q3'13 Change Q3'14 Q3'13 Change Q3'14 Q3'13 Change 9/30/14 As Reported 252 219 33 133 102 31 40 32 8 2,577 One-Off Items: Machine Gaming Provision - 30 (30) - 30 (30) - 30 (30) Unusual Items: (1) IGT Acquisition Impact (2) 10 - 10 10 - 10 (10) Sale of Ticketing Business (14) - (14) (14) - (14) 14 Interest Expense: IGT Acquisition Impact (3) 17 - 17 (60) Income Taxes: Net Consolidated Effect - (9) 9 - Share Repurchase: Net Consolidated Effect (33) Adjusted 252 249 3 129 132 (3) 53 53 - 2,488 (1) Excluded from EBITDA calculation. (2) Consists primarily of professional fees. (3) Net income adjustment consists primarily of amortization of bridge loan fees. NFP adjustment includes the full value of the bridge loan fees recognized as financial liabilities at the time they are earned. EBITDA Operating Income Net Income - Owners

The following is an excerpt from the third quarter earnings presentation released by GTECH S.p.A. on November 10, 2014. The excerpt contains only those portions of the presentation relating to the proposed acquisition of International Game Technology (IGT).

Net Financial Position 3 €M € M (1) Excludes impact of IGT related transaction costs and sale of ticketing business in Italy. (1) 2,507 2,525 (634) 188 120 131 72 81 5 2,488 70 33 (14) 2,577 12/31/13 @ 1.38 12/31/13 @ 1.26 Cash from Ops. Capex & Acq. Interest Exp. - Net Dividends Unicredit Buyout Other Minorities Other - Net Before One-off Items IGT Acq. Impact Share Repurch. Ticketing Business 9/30/14 @ 1.26

The following is an excerpt from the third quarter earnings presentation released by GTECH S.p.A. on November 10, 2014. The excerpt contains only those portions of the presentation relating to the proposed acquisition of International Game Technology (IGT).

IGT Acquisition Milestone Update 4 U.S. antitrust early termination granted Canadian antitrust waiting period expired Syndicated bridge loan Registration statement filed with SEC IGT 2019 bondholders consent obtained GTECH shareholder meeting held $2.6B revolving credit facility in place Completed Financing/Structural In Process Integration Progressing as expected with all acquisition related work streams GTECH 2018/2020 bondholders consent (Q4) GTECH shareholder withdrawal outcome (Q4) Redemption of GTECH 2016 notes (Q4) Secure remaining regulatory approvals (Q4/Q1) Steering committee and program management office established 20 critical work streams identified and launched. Progress ongoing.

The following is an excerpt from the third quarter earnings presentation released by GTECH S.p.A. on November 10, 2014. The excerpt contains only those portions of the presentation relating to the proposed acquisition of International Game Technology (IGT).

9M Impact of One-off Items 5 € M 9M'14 9M'13 Change 9M'14 9M'13 Change 9M'14 9M'13 Change As Reported 817 792 25 470 455 15 176 174 2 One-Off Items: Machine Gaming Provision - 30 (30) - 30 (30) - 30 (30) AAMS Provision Reversal - (10) 10 - (10) 10 - (10) 10 Unusual Items: (1) IGT Acquisition Impact (2) 13 - 13 13 - 13 Sale of Ticketing Business (14) - (14) (14) - (14) Interest Expense: IGT Acquisition Impact (3) 17 - 17 Income Taxes: Net Consolidated Effect - (7) 7 Share Repurchase: Net Consolidated Effect Adjusted 817 812 5 469 475 (6) 192 187 5 (1) Excluded from EBITDA calculation. (2) Consists primarily of professional fees. (3) Net income adjustment consists primarily of amortization of bridge loan fees. NFP adjustment includes the full value of the bridge loan fees recognized as financial liabilities at the time they are earned. EBITDA Operating Income Net Income - Owners

The following is an excerpt from the third quarter earnings presentation released by GTECH S.p.A. on November 10, 2014. The excerpt contains only those portions of the presentation relating to the proposed acquisition of International Game Technology (IGT).

Pro-Forma EPS 6 €M except EPS € M except EPS€c Pro-Forma EPS Q3'14 Q3'13 9M'14 9M'13 Net Income - Owners (Reported) 40 32 176 174 Pro-Forma Adjustments: GTECH Purchase Price Accounting 14 12 36 37 Machine Gaming Settlement - 30 - 30 AAMS Provision Reversal - - - (10) Restructuring 4 2 10 5 IGT Acquisition Impact - Unusual Items 10 - 13 - IGT Acquisition Impact - Interest Expense 17 - 17 - Sale of Ticketing Business (14) - (14) - Other - Net 1 - - (1) Total 32 44 62 61 Income Tax Effect of Adjustments (6) (13) (15) (19) Net Income - Owners (Pro-Forma) 66 63 223 216 Diluted EPS: Pro-Forma 0.38 0.36 1.28 1.25 Diluted EPS: Reported 0.23 0.18 1.01 1.01

The following are excerpts from GTECH S.p.A.’s third quarter earnings conference call held on November 10, 2014. The excerpts contain only those portions of the transcript relating to the proposed acquisition of International Game Technology (IGT).

Marco Sala, Chief Executive Officer

In the area of game development we were also able to obtain the rights for the use of the popular Wheel of Fortune and Jeopardy franchises in the lottery space. That will nicely complement IGT’s similar rights to those franchises in the gaming space.

[…]

Now, I’d like to offer some brief comments on the IGT transaction.

There have been some public notices about the progress we have made so far. Alberto will cover this in greater detail during his comments. And, just this past week, the shareholders voted to approve the recommendation of the GTECH Board to go forward with the transaction. All in all, there has been good progress to date.

As previously noted, one of the most compelling aspects of the deal is the consolidation of the two companies will generate substantial synergies of approximately $280 million to be captured over the next three years. As we have begun the integration planning process with our counterparts at IGT, we have gained further confidence that the integration targets are achievable.

As in previous calls, due to pre-closing conditions, we will not be entertaining any questions on the acquisition during this call. We’ll provide updates, when and if there are material developments to report in the future.

[…]

The IGT acquisition is progressing well. The synergies we expect are realistic and achievable.

From our customers’ perspective, we have just participated in the major exhibitions in lottery and gaming. In each, it was clearly evident that our customers value our existing offerings and are excited about the potential of our merger with IGT.

Thank you for joining us. We’ll provide updates as developments warrant. Good evening.

Alberto Fornaro, Chief Financial Officer

At the Operating Income level, in addition to the previously mentioned 30 million euro impact from the machine gaming provision, in the third quarter of this year we incurred transaction costs of 10 million euros associated with the IGT acquisition that were more than offset by the 14 million euro gain on the sale of the Company’s sports and events ticketing business in Italy.

After allowing for these items, as well as interest expense from the previously mentioned bridge facility, and the resulting Income Tax impact, Net Income Attributable to the Owners would have been comparable to the same period last year.

The most significant adjustment relates to the underlying NFP, which benefited from our strong cash flow generation in the quarter.  At the end of September, NFP would have been 2.49 billion euros, down 38 million euros in the quarter, when adjusted for one-offs. These include IGT-related transaction expenses and the financial liabilities related to the bridge loan fees, as well as the share repurchase program, partially reduced by proceeds from the sale of the Italian ticketing business.

[…]

As usual, you see here on slide 14 our year-to-date performance. I will only comment on our effective income tax rate for the nine months, which stands at 41 percent, slightly higher than the 39.8 percent in the prior year. This increase is due to the impact of non-deductible acquisition costs related to the pending acquisition of IGT.

[…]

As you see on slide 16, we are progressing as expected with our IGT acquisition related work streams.

In August, we cleared US and Canadian antitrust hurdles, and we also closed on the bridge loan credit facility syndication.  We filed the preliminary Registration Statement with the SEC in October and IGT’s 2019 bondholder consent was also completed in the same month. Last week, GTECH shareholders approved the cross-border merger of GTECH S.p.A. into Georgia Worldwide Plc, and we executed a new 5-year approx $2.6 billion dollar multicurrency revolving credit facility.

We are in the process of getting consent from bondholders on our 2018/2020 notes: at the early voting deadline, respectively 87% and 91% of the bondholders of the 2018 and 2020 bonds submitted instructions in favor of the consent solicitation; therefore, we look positively to November 24 for final approval by the bondholders meeting. We have also launched a call on our 2016 notes, as a liability management exercise.  The recent developments on the financing (consents and RCF) have allowed us to have committed financing in place for approximately 50% of the new entity’s pro-forma capital structure after closing.

On the Integration side, we have established a steering committee and program management office.  We have identified and launched the 20 critical work streams, and obviously our progress here will be ongoing.  Steps to moving closer to the completion of the IGT acquisition are on track.

So, all in all, we are quite pleased with the progress we have made in the quarter both with regards to our operations and to the implementation of our strategy.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders scheduled for November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

***

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com